

December 6, 2013

Via E-mail
Mr. Ralph A. Beattie
Executive Vice President and Chief Financial Officer
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, TX 75254

> **Re:** **Capital Senior Living Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 8-K dated November 4, 2013**
> **Filed November 4, 2013**
> **Response dated December 3, 2013**
> **File No. 1-13445**

Dear Mr. Beattie:

We have reviewed your response letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K dated November 4, 2013

1. We note your response to comment three from our letter dated November 20, 2013. Please tell us how you will revise future press releases to address the undue prominence of your discussion focused on the non-GAAP measures and references to Adjusted Cash From Facility Operations (CFFO), Adjusted EBITDAR, and EBITDAR margin in the introduction of the earnings release. Please note that Item 10(e) requires the presentation, with equal or greater prominence, of the corresponding most directly comparable GAAP measures.

Ralph A. Beattie
Capital Senior Living Corporation
December 6, 2013
Page 2

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director